UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Mahoney, Michael J.
   800 Third Avenue
   New York, NY  10022
   USA
2. Issuer Name and Ticker or Trading Symbol
   Viatel, Inc.
   VYTL
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   December 1996
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   President and Chief Operating Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   ( ) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, $.01 par valu|12/04/|P   |-|15,000            |A  |$9.75      |48,333(1)          |D     |--                         |
e per share                |96    |    |-|                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Time- based Options (R|$3.74(1)|--   |--  |-|-- --      |A,D|(2)  |07/05|Common Stock|23,333(|--     |23,333(1)   |D  |            |
ight to Buy)          |        |     |    |-|           |   |     |/04  |            |1)     |       |            |   |            |
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Time-based Options (Ri|$5.85(1)|--   |--  |-|-- --      |A,D|(3)  |01/01|Common Stock|23,333(|--     |23,333(1)   |D  |            |
ght to Buy)           |        |     |    |-|           |   |     |/05  |            |1)     |       |            |   |            |
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Performance Options (R|$5.85(1)|--   |--  |-|-- --      |A,D|(4)  |01/01|Common Stock|67,491(|--     |67,491(1)   |D  |            |
ight to Buy)          |        |     |    |-|           |   |     |/06  |            |1)     |       |            |   |            |
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Time-based Options (Ri|$12.00  |--   |--  |-|-- --      |A,D|(5)  |10/23|Common Stock|120,000|--     |120,000     |D  |--          |
ght to Buy)           |        |     |    |-|           |   |     |/01  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) The Issuer effected a 3-to-2 reverse stock split of its Common Stock prior to the completion of its initial public offering.
(2) As of the date hereof, options to purchase 20,092 shares of Common Stock were vested and exercisable by the Reporting Person. The remaining options will vest and become exercisable on the first day of every month over the succeeding six month
period.
(3) As of the date hereof, options to purchase 16,203 shares of Common Stock were vested and exercisable by the Reporting Person. The remaining options will vest and become exercisable ratably on the first day of every month over the succeeding six month
period.
(4) Performance options with respect to 67,491 shares of Common Stock were exercisable as of the date hereof, of which 49,279 became exercisable as a result of the Issuer's initial public offering. In addition, the Reporting
Person was granted performance options for 65,842 shares which will vest in 1997 and 1998 if certain objective criteria are
met.
(5) Options will vest and become exercisable on October 23, 1997 as to 25% of the total number of options granted and the remainder will vest and become exercisable on each successive October 23 to the extent of 25% of the total number of options granted.
SIGNATURE OF REPORTING PERSON
/s/ Michael J. Mahoney
DATE
January 7, 1997